Exhibit 99.1

    Unofficial English Language Translation of Announcement Published in the
      Diario La Tercera in Chile on February 10, 2006, February 15, 2006
                              and February 16, 2006

                                    CORPBANCA
                         ORDINARY SHAREHOLDERS' MEETING

     By order of the Board of Directors, an Ordinary Shareholders' Meeting scheduled for February 28, 2006, will be held at the offices of the Corpbanca, located at Calle Huerfanos 1072, 10th Floor, Santiago, in order to submit the following matters for approval by the shareholders:

     1. Approval of the Annual Report, Financial Statements and notes thereto and Report of the external auditors regarding the fiscal year beginning January 1 and ended December 31 of 2005.

     2.   Appointment of external auditors for fiscal year 2006.

     3. Establishment and approval of the compensation of the Board of Directors and form of payment thereof.

     4. Presentation of operations covered by Article 44 of Chilean Law No. 18,046.

     5. Establishment of the use of the net income for the year ended December 31, 2005, which amounted to Ch$52,632,819,632, and declaration of an immediate dividend of Ch$26,316,409,816 which represents 50% of net income, or a dividend per share of Ch$0.115977665564424. If approved, the dividend will be paid at the end of the Shareholders' Meeting to those shareholders of record listed in the Shareholder Registry as of the record date of February 22, 2006. The remaining net income will be applied to the reserve of retained net income to be distributed.

     6.   Determination of the dividend policy for fiscal year 2006.

     7. Determination of the powers, compensation and budget of the Directors Committee and report on its activities.

     8. Determination of the compensation and budget of the Audit Committee and report on its activities.

     Pursuant to Article 49 of Law No. 12 of the General Banking Law, it is hereby announced that the Balance Sheet and Statement of Income for fiscal year ended December 31, 2005, were published in the Diario Financiero on February 9, 2006, and are available at www.corpbanca.cl.

                                                     THE PRESIDENT

PARTICIPATION IN THE MEETING

     Only those shareholders who are record shareholders in Corpbanca's Shareholder Registry as of a date at most five business days prior to the scheduled date of the Shareholders' Meeting will be allowed to attend the meeting.

ESTABLISHMENT OF POWERS

     The establishment of powers will take place on the date of the Shareholders' Meeting between 8:45 a.m. and 10:00 a.m.

                                                     THE CHIEF EXECUTIVE OFFICER